Exhibit (a)(2)

July 1, 2009

Dear Monogram Biosciences, Inc. Stockholder:

We are pleased to inform you that on June 22, 2009, Monogram Biosciences, Inc. (“Monogram”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Laboratory Corporation of America Holdings (“LabCorp”) and Mastiff Acquisition Corp., a wholly-owned subsidiary of LabCorp (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), not owned by LabCorp, Purchaser or Monogram at a price per share of $4.55, net to the seller in cash, without interest and subject to any tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 1, 2009, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at 12:00 midnight, New York City time at the end of the day on Wednesday, July, 29, 2009. If the Offer is successful, Purchaser will merge with and into Monogram on the terms and subject to the conditions set forth in the Merger Agreement (the “merger”). In the merger, each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares held by stockholders, if any, who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The board of directors of Monogram has unanimously determined that the Merger Agreement, the merger and the Offer and the other transactions contemplated thereby (collectively, the “Transaction”) are fair to and in the best interests of Monogram and Monogram’s stockholders and approved and declared advisable the Merger Agreement and the Transaction. Accordingly, the board of directors of Monogram unanimously recommends that Monogram’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by Monogram’s stockholders is required by applicable law in order to consummate the merger.

In arriving at its recommendation, the board of directors of Monogram gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser’s Offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Name:	William D. Young
Title:	Chairman of the Board of Directors and Chief Executive Officer